UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                     FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                         Commission File Number: 0-31821

                           FINGER LAKES BANCORP, INC.
             (Exact name of registrant as specified in its charter)

                               470 EXCHANGE STREET
                             GENEVA, NEW YORK 14456
                                 (315) 789-3838
               (Address, including zip code, and telephone number,
                      including area code, of registrant's
                          principal executive offices)

                                  COMMON STOCK
            (Title of each class of securities covered by this Form)

                                       N/A
   (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

         Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:


   Rule 12g-4(a)(1)(i)      / /             Rule 12h-3(b)(1)(i)      /X/

   Rule 12g-4(a)(1)(ii)     / /             Rule 12h-3(b)(1)(ii)     / /

   Rule 12g-4(a)(2)(ii)     / /             Rule 12h-3(b)(2)(ii)     / /

   Rule 12g-4(a)(2)(i)      / /             Rule 12h-3(b)(2)(i)      / /

                                            Rule 15d-6               / /


         Approximate number of holders of record as of the certification or notice date: 0*


* There were approximately 325 shareholders of record on the day preceding the Effective Date of the Merger.

         Pursuant to the requirements of the Securities Exchange Act of 1934, Finger Lakes Bancorp, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 17, 2003                      FINGER LAKES BANCORP, INC.

                                            By:  /s/ Terry L. Hammond
                                                --------------------------------
                                                 Terry L. Hammond
                                                 Executive Vice President and
                                                 Chief Financial Officer